Exhibit 107

CALCULATION OF FILING FEE TABLE

Schedule 14A

(Form Type)

Amplify Energy Corp.

(Exact Name of Registrant as Specific in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction(1)		Fee Rate	Amount of Filing Fee
Fees to be Paid	$137,388,679	(1)	0.00015310	$21,034.21	(2)
Fees Previously Paid	—		—	—
Total Transaction Valuation	$137,388,679		—	—
Total Fees Due for Filing	—		—	$21,034.21
Total Fees Previously Paid	—		—	—
Total Fee Offsets	—		—	—
Net Fee Due	—		—	$21,034.21

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on (i) 26,729,315 shares of common stock, par value $0.01 per share (the “Common Stock”), of Amplify Energy Corp. (“Amplify”) that will be issued to certain affiliates of Juniper Capital Advisors, L.P. (“Juniper”) in connection with the completion of the transactions contemplated by that certain Merger Agreement, dated as of January 14, 2025, by and among Amplify, Amplify DJ Operating LLC, Amplify PRB Operating LLC, North Peak Oil & Gas, LLC, Century Oil and Gas Sub-Holdings, LLC, and, solely for purposes of the specified provisions therein, Juniper and the Specified Company Entities set forth on Annex A thereto, multiplied by (ii) $5.14, which is the average of the high and low price per share of Common Stock, as reported on the New York Stock Exchange on February 13, 2025.

(2)	In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (1) above by 0.00015310.

Table 2: Fee Offset Claims and Sources

N/A